PURSUING THE DREAM • BUILDING THE LEGACY

KLONDEX MINES LTD

KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
SAFE WORK
KLONDEX

FIRST QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDING MARCH 31, 2015

Klondex Mines Ltd.
Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Income (Loss)	4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statements of Changes in Equity	7

Notes to the Condensed Consolidated Interim Financial Statements	8

The accompanying notes are an integral part of the condensed consolidated financial statements
2

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited and expressed in thousands of Canadian dollars)

	March 31	December 31
	2015	2014
Assets
Current assets
Cash	$54,859	$52,770
Receivables (note 4)	296	3,807
Inventories (note 5)	25,286	25,079
Prepaid expenses and other (note 6)	8,983	4,771
	89,424	86,427
Mineral properties, plant and equipment (note 7)	208,915	187,665
Reclamation bonds (note 8)	23,464	21,808
Deferred tax asset	719	306
Total assets	$322,522	$296,206
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	$14,317	$13,611
Income taxes payable	2,184	1,370
Obligations under gold purchase agreement, current (note 10)	11,459	10,278
Loans payable, current (note 11)	3,664	3,664
Derivative liability related to gold supply agreement, current (note 12)	1,620	1,495
	33,244	30,418
Obligations under gold purchase agreement (note 10)	24,177	23,618
Loans payable (note 11)	17,890	18,613
Derivative liability related to gold supply agreement (note 12)	3,317	3,578
Decommissioning provision (note 13)	24,023	21,442
Deferred tax liability	6,267	5,978
Total liabilities	108,918	103,647
Shareholders' Equity
Share capital (note 14)	186,283	184,292
Contributed surplus	24,961	24,822
Deficit	(15,588)	(25,650)
Accumulated other comprehensive income	17,948	9,095
Total shareholders' equity	213,604	192,559
Total liabilities and shareholders' equity	$322,522	$296,206

See Contingencies (note 22)

The accompanying notes are an integral part of the condensed consolidated financial statements
3

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Income (Loss)
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014

Revenues	$47,252	$2,627
Cost of sales
Production costs	26,860	1,675
Depreciation and depletion	9,589	277
Gross profit	10,803	675
General and administrative expenses	3,442	2,229
Income (loss) from operations	7,361	(1,554)
Business acquisition costs	-	(1,874)
Gain on change in fair value of derivative (note 12)	222	558
Finance charges (note 15)	(2,650)	(1,510)
Foreign currency gain (note 16)	9,507	-
Income (loss) before tax	14,440	(4,380)
Income tax expense (recovery)	4,378	(1,968)
Net income (loss)	$10,062	$(2,412)

Net income (loss) per share
Basic	$0.08	$(0.02)
Diluted	$0.08	$(0.02)
Weighted average number of shares outstanding (note 17)
Basic	127,909,015	107,262,995
Diluted	132,688,310	107,262,995

The accompanying notes are an integral part of the condensed consolidated financial statements
4

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014
Net income (loss)	$10,062	$(2,412)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	8,853	3,513
Comprehensive income	$18,915	$1,101

The accompanying notes are an integral part of the condensed consolidated financial statements
5

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014
Cash provided by (used in)
Operating activities
Income (loss) for the period	$10,062	$(2,412)
Items not involving cash:
Depreciation, depletion and amortization	9,628	293
Change in fair value of derivative	(596)	(558)
Finance charges	2,677	1,576
Unrealized foreign exchange gain	(9,507)	-
Deferred tax expense	205	(1,968)
Share-based compensation	774	404
Delivery under gold purchase agreement	(3,063)	-
	10,180	(2,665)
Changes in non-cash working capital
Receivables	22	122
Inventories	319	(7,486)
Prepaid expenses	(1,178)	(468)
Accounts payable and accrued liabilities	3,092	7,905
Income taxes payable	449	-
Income taxes paid	(7,317)	-
Net cash provided by (used in) operating activities	5,567	(2,592)

Cash used in investing activities
Cash paid for acquisition of Midas	-	(63,670)
Expenditures on mineral properties, plant and equipment	(11,050)	(7,273)
Proceeds from sale of mineralized material	-	3,025
Cash payments for reclamation bonds	-	(30,990)
Reclamation bond recovered, net	4,126	-
Interest received	27	46
Net cash used in investing activities	(6,897)	(98,862)

Cash provided by (used in) financing activities
Issuance of share capital, net	1,356	43,111
Proceeds under gold purchase agreement, net	-	35,982
Proceeds from gold royalty advance	-	1,367
Proceeds from debt	-	23,109
Repayment of debt	(1,000)	(7,000)
Interest paid	(676)	(1,247)
Net cash provided by (used in) financing activities	(320)	95,322

Effect of foreign exchange on cash balances	3,739	262

Net increase (decrease) in cash	2,089	(5,870)

Cash, beginning of period	52,770	13,509

Cash, end of period	$54,859	$7,639

See supplemental cash flow information (note 18)

The accompanying notes are an integral part of the condensed consolidated financial statements
6

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and expressed in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014
Issued share capital
Balance at beginning of period	$184,292	$111,596
Common shares issued, net of issuance costs	-	40,493
Shares issued for executive compensation	134	-
Stock options exercised	1,146	1,232
Warrants exercised	711	1,124
Balance at end of period	186,283	154,445

Contributed surplus
Balance at beginning of period	24,822	14,545
Subscription receipts	-	507
Senior debt	-	1,754
Warrants issued on Midas acquisition	-	6,500
Stock options exercised	(376)	(245)
Warrants exercised	(125)	-
Share based compensation	640	404
Balance at end of period	24,961	23,465

Deficit
Balance at beginning of period	(25,650)	(43,951)
Income (loss) for the period	10,062	(2,412)
Balance at end of period	(15,588)	(46,363)

Accumulated other comprehensive income (loss)
Balance at beginning of period	9,095	4,246
Exchange rate differences on translation from functional to presentation currency	8,853	3,513
Balance at end of period	17,948	7,759
Total shareholders’ equity	$213,604	$139,306

The accompanying notes are an integral part of the condensed consolidated financial statements
7

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

1.	Nature of Operations

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, and evaluating mineral properties, and developing these properties further or disposing of them when the evaluation is completed. The Company has interests in the Fire Creek exploration project (the “Fire Creek Project” or “Fire Creek”) and the Midas mine and ore milling facility (collectively “Midas Mine” or “Midas”), as well as other properties, all located in the State of Nevada, USA.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”.

The Company’s registered office is located at 1055 West Hastings Street, Suite 220, Vancouver, British Columbia, Canada V6C 2E9.

2.	Significant Accounting Policies

Basis of presentation

The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’, and therefore do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS. Certain prior period balances have been reclassified to conform to the current period presentation.

The condensed consolidated interim financial statements are expressed in Canadian dollars and include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Company has determined that the functional currency of its US subsidiaries is the US dollar.

The Board of Directors, approved these unaudited condensed consolidated interim financial statements on May 8, 2015.

Significant estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. Refer to the consolidated financial statements for the year ended December 31, 2014 for additional information.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

3.	Recent Accounting Pronouncements

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated at FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.	Receivables

	March 31	December 31
	2015	2014
Reclamation bond collateral	$-	$3,510
Others	296	297
	$296	$3,807

5.	Inventories

	March 31	December 31
	2015	2014
Supplies	$2,359	$1,661
Stockpile	4,196	6,265
In-process	7,067	6,086
Finished goods	11,664	11,067
	$25,286	$25,079

Cost of inventories recognized as an expense in cost of sales for the sale of gold and silver for the three months ended March 31, 2015 and 2014 were $36,449 and $1,952, respectively.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

6.	Prepaid Expenses and Others

	March 31	December 31
	2015	2014
State of Nevada net proceeds tax	$6,050	$3,182
Others	2,933	1,589
	$8,983	$4,771

7.	Mineral Properties, Plant and Equipment

	Mineral	Plant and
	properties	equipment	Total
Cost
Balance at January 1, 2015	$149,826	$72,915	$222,741
Additions	6,164	4,941	11,105
Increase to decommissioning liability	-	450	450
Foreign exchange	12,424	8,467	20,891
Balance at March 31, 2015	168,414	86,773	255,187

Accumulated depreciation and depletion
Balance at January 1, 2015	25,317	9,759	35,076
Additions	5,207	2,654	7,861
Foreign exchange	2,416	919	3,335
Balance at March 31, 2015	32,940	13,332	46,272

Net book value at March 31, 2015	$135,474	$73,441	$208,915

8.	Reclamation Bonds

	March 31	December 31
	2015	2014
Midas	$22,932	$21,045
Fire Creek	532	763
	$23,464	$21,808

9.	Accounts Payable and Accrued Liabilities

	March 31	December 31
	2015	2014
Trade accounts payable	$12,896	$10,704
Accrued liabilities	1,421	2,907
	$14,317	$13,611

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

10.	Obligations Under Gold Purchase Agreement

On February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation for proceeds of US$33.8 million. Pursuant to the terms, gold deliveries will be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces is completed by December 31, 2018. Minimum scheduled deliveries of gold consisting of equal monthly installments by year per the agreement are as follows:

Year	Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company has accounted for the agreement as a loan with an embedded derivative that meets the “own use” exception and is therefore not marked to market. The loan is recorded at amortized cost using the effective interest rate method. At March 31, 2015, the current and long-term portions due were $11,459 (US$9,035) and $24,177 (US$19,063), respectively.

Balance at December 31, 2014	$33,896
Interest expense and accretion of issuance costs	1,616
Reduction in principal (delivery of gold)	(3,063)
Foreign currency loss (note 16)	3,187
Balance at March 31, 2015, net of issuance costs	$35,636

During the three months ended March 31, 2015 and 2014, the Company delivered 1,875 and nil ounces of gold, respectively. At March 31, 2015 there were 29,625 ounces of gold outstanding to be delivered against the agreement.

11.	Loans Payable

On February 11, 2014 the Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.0% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders. The Company is required to make principal payments of $4 million per year payable in equal monthly installments beginning in January 2015 and throughout 2016 and pay $17 million in 2017. Interest is payable monthly throughout the life of the debt.

The Company has the option to repay the loan at any time on or after February 11, 2015 subject to repayment penalties as listed below:

Date	Redemption penalty
February 11, 2015 to February 10, 2016	4%
February 11, 2016 to February 10, 2017	2%
February 11, 2017 to August 11, 2017	No penalty

	March 31	December 31
	2015	2014
Senior secured facility, current portion	3,664	3,664
Senior secured facility, long-term portion	17,890	18,613
	$21,554	$22,277

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

12.	Derivative Liability Related to Gold Supply Agreement

On March 31, 2011 the Company entered into a gold supply agreement. Pursuant to this agreement the Company grants the buyer the right to purchase refined gold bullion during the term of the agreement from the Fire Creek Project for the five year period beginning February 28, 2013. If the Fire Creek Project has not produced an aggregate of 150,000 ounces of gold by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been produced. The purchase price is the average settlement price of gold on the London Bullion Market Association, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the three months ended March 31, 2015 and 2014, the Company received US$9,014 and US$3,025, for 7,537 and 2,439 ounces of gold, respectively, delivered under the agreement.

The Company has classified this agreement as a derivative instrument measured at fair value. At March 31, 2015 and December 31, 2014, the derivative values were $4,937 and $5,073, respectively. During the three months ended March 31, 2015 and 2014, the Company recorded gains on the change in fair value of the derivative of $222 and $558, respectively.

13.	Decommissioning Provision

The Company’s decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek and Midas properties. The Company estimated its decommissioning provision at March 31, 2015 based on a risk-free discount rate of 1.94% (2014 – 2.17%) and an inflation rate of 1.62% (2014 – 1.62%). Decommissioning is estimated to begin in 2019 for Fire Creek and 2023 for Midas.

	March 31	December 31
	2015	2014
Balance at beginning of period	$21,442	$1,194
Acquisition of Midas	-	17,249
Change in provision	450	1,480
Accretion	119	509
Foreign exchange	2,012	1,010
Balance at end of period	$24,023	$21,442

14.	Share Capital

	a)	Common shares: unlimited common shares with no par value

	b)	Issued and outstanding share capital

	Number of shares	CAD
Balance at December 31, 2014	127,329,200	$184,292

Shares issued for executive compensation	-	134
Stock options exercised	555,349	1,146
Warrants exercised	373,635	711
Balance at March 31, 2015	128,258,184	$186,283

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

c)	Contributed Surplus

a.	Warrants outstanding

A summary of the Company’s share purchase warrants activity is presented below:

		Weighted
	Number of	average
	warrants	exercise price
Outstanding and exercisable at December 31, 2014	11,755,126	$2.24
Warrants exercised	(373,635)	1.57
Outstanding and exercisable at March 31, 2015	11,381,491	$2.26

A summary of the Company’s outstanding warrants at March 31, 2015 is presented below:

		Weighted
	Number of	average	Weighted	Number of
Exercise price	warrants	remaining	average exercise	warrants	Weighted
per share	outstanding	contractual life	price	exercisable	average life
$1.00 - $1.49	426,676	0.55	$1.43	426,676	0.55
$1.50 - $1.99	4,015,415	1.47	$1.86	4,015,415	1.47
$2.00 - $2.49	5,539,400	12.79	$2.17	5,539,400	12.79
$2.50 - $3.00	1,400,000	0.02	$2.76	1,400,000	0.02
$1.00 - $3.00	11,381,491	6.77	$2.26	11,381,491	6.77

b.	Option Plan Shares

A summary of the Company’s stock options activity is presented below:

		Weighted
		average
	Number of options	exercise price
Outstanding at December 31, 2014	10,090,355	$1.70
Options granted	605,000	2.13
Options exercised	(555,349)	1.38
Options forfeited	(186,929)	1.87
Outstanding at March 31, 2015	9,953,077	$1.74

A summary of the Company’s outstanding and exercisable stock options at March 31, 2015 is presented below:

		Weighted
	Number of	average	Weighted	Number of
Exercise price	options	remaining	average exercise	options	Weighted
per share	outstanding	contractual life	price	exercisable	average life
$1.00 - $1.49	2,435,126	1.37	$1.30	2,522,884	1.49
$1.50 - $1.99	4,328,881	2.46	$1.71	1,649,627	2.25
$2.00 - $2.49	2,849,070	4.20	$2.05	943,023	4.20
$2.50 - $3.00	340,000	3.45	$2.55	250,000	2.88
$1.00 - $3.00	9,953,077	2.72	$1.74	5,365,534	2.64

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

Total share-based compensation expenses related to the share option plan incurred during the three months ended March 31, 2015 and 2014, were $640 and $404, respectively. The weighted average share price on date of exercise during the three months ended March 31, 2015 and 2014 were $1.38 and $1.10, respectively. The average fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions during the three months ended March 31:

	2015	2014

Estimated life in years	5.0	2.8
Risk free interest rate	1.12%	1.21%
Volatility	48.54%	47.15%
Forfeiture rate	14.28%	-

c.	Share Compensation Plan

A summary of the Company’s share compensation activity is presented below:

		Number of shares		Unvested shares
Grant date	CAD Share price	issued	Vested	outstanding
January 09, 2014 (1)	1.63	15,525	10,350	5,175
April 28, 2014 (1)	1.90	20,000	6,667	13,333
July 21, 2014 (2)	2.09	230,000	-	230,000
July 31, 2014 (2)	2.04	217,500	-	217,500
		483,025	17,017	466,008

(1)	Vesting schedule: one-third at grant date, one-third at first year anniversary and one-third at second year anniversary. Incentive shares were granted to executives during January and April 2014.
(2)	Vesting schedule: one-third at first year anniversary, one-third at the second year anniversary and one-third at third year anniversary

Total share-based compensation expense related to the share compensation plan incurred during the three months ended March 31, 2015 and 2014 were $134 and $nil, respectively.

15.	Finance Charges

	Three months ended March 31
	2015	2014
Obligations under gold purchase agreement (note 10)	$1,616	$906
Senior secured facility (note 11)	955	505
Accretion of decommissioning provisions (note 13)	119	143
Other interest expense and (income)	(40)	(44)
	$2,650	$1,510

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

16.	Foreign Currency Gain (Loss)

	Three months ended March 31
	2015	2014
Foreign currency loss on obligation under gold purchase agreement	$(3,187)	$-
Other foreign exchange gains	12,694	-
	$9,507	$-

17.	Weighted Average Shares Outstanding

	Three months ended March 31
	2015	2014
Basic weighted average shares outstanding	127,909,015	107,262,995
Dilution adjustments:
Stock options(1)	3,166,014	-
Warrants(1)	1,613,281	-
Diluted weighted average shares outstanding	132,688,310	107,262,995

(1)

The impact of dilutive stock options and warrants was determined using the Company’s average share price for the three months ended March 31, 2015 of $2.50. For the three months ended March 31, 2014, there were no dilutive securities.

18.	Supplemental Cash Flow Information

The following significant non-cash financing transactions were recorded:

	Three months ended March 31
	2015	2014
Warrants issued with private placement offering	$-	$507
Warrants issued with senior debt (note 14)	-	1,754
Warrants issued on Midas acquisition	-	6,500
Shares issued for executive compensation	134	-

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

19.       Segment Information

Following the acquisition of Midas and the advancement of Fire Creek into operations under the bulk sample permit, the Company’s operations are now organized into three segments, the results of which are regularly reported to the Company’s Chief Executive Officer. The Company identified reportable segments as any operating unit that has total revenue, earnings, losses, or assets that exceed 10% of the total consolidated revenue, earnings, losses, or assets. The table below summarizes the segment information:

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended March 31, 2015
Revenue	$27,368	$19,884	$-	$47,252
Production costs	11,113	15,747	-	26,860
Depreciation and depletion	7,031	2,558	-	9,589
Gross profit	9,224	1,579	-	10,803
General and administrative expenses	186	186	3,070	3,442
Income (loss) from operations	$9,038	$1,393	$(3,070)	$7,361
Capital expenditures	$4,160	$6,583	$362	$11,105
Total assets at March 31, 2015	$114,649	$176,625	$31,248	$322,522

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended March 31, 2014
Revenue	$-	$2,627	$-	$2,627
Production costs	-	1,675	-	1,675
Depreciation and depletion	-	277	-	277
Gross profit	-	675	-	675
General and administrative expenses	-	-	2,229	2,229
Income (loss) from operations	$-	$675	$(2,229)	$(1,554)
Capital expenditures	$2,651	$1,632	$37	$4,320
Total assets at March 31, 2014	$103,824	$127,010	$6,505	$237,339

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

20.	Related Party Transactions

The Company’s directors and officers are considered key management personnel and their compensation comprises the following for the three months ended March 31:

	2015	2014
Salaries, bonuses and fees paid to directors and officers	$620	$392
Share-based payments to directors and officers	496	133
	$1,116	$525

21.	Financial Instruments

	a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

	b)	Interest rate risk

At March 31, 2015, the Company was not subject to or exposed to any material interest rate risk. See note 11 for interest rates on loans outstanding.

	c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.

The Company’s current assets exceed current liabilities by approximately $56.2 million at March 31, 2015. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, from gold and silver sales from operations and by acquiring new loans or issuing equity.

	d)	Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

i.	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
ii.	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
iii.	Level 3 – Input for assets and liabilities that are not based on observable market data.

At March 31, 2015, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $4.9 million. The derivative falls within level 2 of the fair value hierarchy.

Financial instruments that are not measured at fair value on the statement of financial position are cash, receivables, reclamation bonds, accounts payable, and accrued liabilities and loans payable. The fair value of these financial instruments approximates their carrying value due to their short term nature.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

22.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of US$903,000, which may have been payable under the employment contracts, have not been recorded in the accounts at March 31, 2015. Two of the former directors and the controller/secretary filed claims against the Company for severance benefits and to reinstate their stock options. The outcome of the claims cannot be determined at this time.